Exhibit 99.1

QYOU Media Launches ChtrSocial To Enable "Brands To Become Creators"

 QYOU Media's Leading India Influencer Marketing Company, Chtrbox, Acqui-Hires Blanc Space To Accelerate the New Vertical

MUMBAI, India and TORONTO, Aug. 16, 2022 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) has announced that its subsidiary Chtrbox, one of India's leading creator-powered companies connecting brands and social media influencers, is launching a new division, ChtrSocial. ChtrSocial's new solutions are focused on helping modern brands multiply their social audiences with a creator mindset including micro-videos and personalized brand storytelling. ChtrSocial will offer cost effective and scalable solutions to community building for brands - essentially powering brands to become digital creators themselves.

Social media usage in India continues to rapidly grow with Statistica projecting growth from the current 755 million users expanding to 1.17 billion by 2027. Only China will match this number of users and the growth in India is occurring at a much more rapid pace.  Brands around the world, including in India, have turned to social media platforms as a primary outlet to promote their products, particularly to young audiences. Chtrbox and the newly launched ChtrSocial both target this market and enjoy a list of clients including major brands P&G, HP and Pinterest.

Leading the new vertical is Darshil Shah, who founded his social media and branding company Blanc Space (formerly called BlazOnion) six years ago. As an early entrant into the field of social media solutions, they initially focused on food & beverage businesses, and in the past two years have grown to cater to businesses across fast-growing technology, fin-tech, health & fitness sectors in India. The synergies found by adding access to the world class brand relationships at Chtrbox is expected to propel the business ahead quickly as brands in India continue to increase their growth investments in marketing.

Pranay Swarup, CEO and Founder of Chtrbox commented, "Creators have changed the way audiences are built on social media. Many brands in India are still going online with a traditional mindset where they're looking to force-fit or sell things to customers online without a well developed brand community. With ChtrSocial, and our micro creator content solutions, we are excited to help brands take a new-age approach to audience building on social media. I have worked with Darshil and his team as a partner over the past two years, and I'm confident that the team will fit fantastically well within Chtrbox & QYOU."

Added QYOU Media CEO and Co-Founder Curt Marvis, "The addition of ChtrSocial to the Chtrbox arsenal of capabilities to offer the market is significant. Building on the growth of BharatBox targeting rural India, and Chtrbox-Represent giving us direct relationships with creator talent, this is another big step in growing the strength and depth of our creator led media business in India. We believe this will resonate strongly with current and future Chtrbox clients."

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.chtrbox.com.

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View original content:https://www.prnewswire.com/news-releases/qyou-media-launches-chtrsocial-to-enable-brands-to-become-creators-301606470.html

SOURCE QYOU Media Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2022/16/c9989.html

%CIK: 0001650287

For further information: Contact shareholder@qyoutv.com or Nicole Kotyk at 437-992-4814 for more information.

CO: QYOU Media Inc.

CNW 08:05e 16-AUG-22